Exhibit 99.1

10 January, 2012

ICON plc
Purchase of Own Securities

Further to the announcement on 22 November, 2011 of a share repurchase programme, ICON plc (“the Company”) announces that on 9 January, 2012 it purchased for cancellation 10,800 Ordinary Shares, at an average price of $17.6498.

Following the cancellation of these shares, the Company will have 60,049,200 Ordinary Shares in issue.